1 Unilever PLC Update on Demerger and Share Consolidation Timetable Unilever PLC (“Unilever”) announced on 21 October 2025 that the timetable for the demerger of The Magnum Ice Cream Company N.V. (“TMICC”) (the “Demerger”) and associated consolidation of Unilever’s share capital (the “Share Consolidation”) had been revised because of the US federal government shutdown. Unilever today announces an update on the expected timetable for the Demerger and the Share Consolidation. Unilever currently expects to complete the Demerger on 6 December 2025 with admission of the TMICC shares to listing and trading, and the commencement of dealings in TMICC shares, on 8 December 2025. Unilever also expects to complete the Share Consolidation on 9 December 2025. This timetable remains subject to change, in which case a further update will be made. The revised expected timetable of principal events in relation to the Demerger and the Share Consolidation is set out in further detail below. If any of the expected times and/or dates change, the revised times and/or dates will be notified to Unilever shareholders and Unilever ADS holders by an announcement through a RNS and on Unilever's website. Unilever also announces that, in relation to the Demerger, TMICC is expected to publicly file today a registration statement on Form 20-F (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) relating to the contemplated admission of TMICC shares to listing and trading on the New York Stock Exchange. The Registration Statement has not yet become effective and will once filed be available on the SEC’s EDGAR page at www.sec.gov. UPDATED EXPECTED TIMETABLE OF PRINCIPAL EVENTS Capitalised terms used below have the same meanings as in the Unilever shareholder circular published on 2 October 2025. Event Indicative timings and/or dates(1) US Registration Statement filed publicly with the SEC Tuesday 4 November 2025 Expected publication date of the TMICC Prospectuses(2) Wednesday 3 December 2025 Closing of the Unilever ADS issuance and cancellation books for the purposes of the Close of business (New York time) on Thursday 4 December 2025

2 Demerger Dividend and Share Consolidation(3) Latest time and date for transfers of Unilever Shares to be registered in order for the transferee to be registered at the Demerger Record Time 6:00 p.m. on Friday 5 December 2025 Demerger Record Time 10:00 p.m. on Friday 5 December 2025 Demerger Effective Time 6:00 p.m. on Saturday 6 December 2025 Issuance of Retained Shares to the Unilever Group Sunday 7 December 2025 Ex dividend date for the Demerger Monday 8 December 2025 Admission of TMICC to trading on each of Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange Monday 8 December 2025 TMICC Shares commence trading on Euronext Amsterdam 9:00 a.m. (Amsterdam time) on Monday 8 December 2025 TMICC Shares commence trading on the London Stock Exchange 8:00 a.m. on Monday 8 December 2025 Crediting of TMICC Shares in DTC As soon as possible after 8:00 a.m. (New York time) on Monday 8 December 2025 Crediting of CREST accounts and Euroclear accounts with TMICC Depositary Interests As soon as possible after 8:00 a.m. (New York time) on Monday 8 December 2025 TMICC Shares commence trading on the New York Stock Exchange 9:30 a.m. (New York time) on Monday 8 December 2025 Share Consolidation Record Time 10:00 p.m. on Monday 8 December 2025 Share Consolidation becomes effective(4) 8:00 a.m. on Tuesday 9 December 2025 New Unilever Shares commence trading on the London Stock Exchange 8:00 a.m. on Tuesday 9 December 2025 New Unilever Shares commence trading on Euronext Amsterdam 9:00 a.m. (Amsterdam time) on Tuesday 9 December 2025

3 Crediting of CREST accounts with New Unilever Shares As soon as possible after 8:00 a.m. on Tuesday 9 December 2025 New Unilever ADSs commence trading on the New York Stock Exchange 9:30 a.m. (New York time) on Tuesday 9 December 2025 Despatch of statements for TMICC Shares by Monday 22 December 2025 Despatch of fractional payments resulting from the sale of the aggregated TMICC Shares as a result of the Demerger by Monday 22 December 2025 Despatch of certificates for New Unilever Shares by Tuesday 23 December 2025 Despatch of fractional payments resulting from the sale of aggregated New Unilever Shares as a result of the Share Consolidation by Tuesday 23 December 2025 (1) References to times are to London (UK) time unless otherwise stated. These times and/or dates remain subject to change. If any of the times and/or dates above change, the revised times and/or dates will be notified to Unilever Shareholders and Unilever ADS Holders by an announcement through an RNS and on Unilever’s website: https://www.unilever.com/investors/news-and-announcements/regulatory- announcements/. (2) Publication of the TMICC Prospectuses is subject to TMICC receiving all relevant regulatory approvals for their publication. (3) The Unilever ADS issuance and cancellation books are expected to be closed for the purposes of the Demerger Dividend and Share Consolidation from the close of business (New York time) on Thursday 4 December 2025. While the Unilever ADS issuance and cancellation books are closed, the issuance and cancellation of Unilever ADSs will be suspended, meaning that during this period it will not be possible to surrender Unilever ADSs and receive underlying Unilever Shares or deposit Unilever Shares and receive Unilever ADSs. However, the closing of the issuance and cancellation books does not have an impact on trading, and Unilever ADS Holders may continue to trade their Unilever ADSs during this period. It is expected that the Unilever ADS issuance and cancellation books will re-open from the open of business (New York time) on Tuesday 9 December 2025. (4) The Share Consolidation was approved by Unilever Shareholders on 21 October 2025 and is expected to take place on Tuesday 9 December 2025 (or such other date as the Unilever Board may determine). For further information, please contact: Investor Relations: Investor.Relations@unilever.com Unilever Press Office: Press-Office.London@unilever.com Cautionary Statement

4 This announcement may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'continue', 'should', 'would be', 'seeks', or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward- looking statements also include, but are not limited to, statements and information regarding Unilever's emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group (the "Group") (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever's supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects, including the proposed separation of our Ice Cream business and the proposed consolidation of our share capital in connection with the demerger; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the

5 interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Group operates. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward- looking statements. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2024 and the Unilever Annual Report and Accounts 2024.